

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

June 30, 2016

VIA E-mail
Dr. Jeffrey M. Leiden, M.D., Ph.D.
Chairman of the Board, President and Chief Executive Officer
Vertex Pharmaceuticals Incorporated
50 Northern Avenue,
Boston, Massachusetts 02210

> **Re:** **Vertex Pharmaceuticals Incorporated**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 16, 2016**
> **File No. 000-19319**

Dear Dr. Leiden:

We have reviewed your May 27, 2016 response to our May 5, 2016 comment letter and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Notes to Consolidated Financial Statements
B. Collaborative Arrangements
Variable Interest Entities (VIE)
Parion Sciences, Inc., page F-19

1. We note from your response your analysis of ASC 810-10-15-17(d) related to scope exceptions. Please describe to us Parion's capital structure, governance structure and operations prior to the license agreement with you and the changes to them brought about by the license agreement. Include in your response a description of the activities of Parion that will not be covered under the license agreement and demonstrate to us that the activities of Parion related to you represents substantially all of the activities of Parion.

2. We note from your response that you determined that you had a variable interest in the licensed assets. Please tell us how you considered the guidance in ASC 810-10-55-32

that states that assets held by a VIE almost always create variability and, thus, are not variable interests. In addition, tell us why the license agreement would not represent a variable interest of you as the licensee held by the licensor, whereby the license agreement would absorb, in part, your variability from development and commercialization of the licensed assets.

3. We note your reference to section 3.6 of the license agreement with Parion as the source of ultimate decision making authority with respect to the licensed assets. Please describe to us the joint steering committee's authority and composition and why you believe you have ultimate decision making authority. In addition, please describe for us the reasons and significance for any activities under the license agreement that are governed differently.

4. We note from your response that you concluded that Parion's equity holders lack the power to direct the activities that most significantly impact Parion's economic performance, as the power to direct Parion's most valuable development program is held by you. Please describe to us the following:
    a. The activities of Parion that most significantly impact its economic performance.
    b. How decisions are made regarding each of those activities.
    c. How you considered any limitations to your power over Parion's activities, which for example, may arise from your power only covering a particular set of activities or the term of the license agreement.
    d. How you expect the significant activities to shift over the life cycle of Parion.

5. Please tell us whether decision-making rights change should Parion opt for the co-development election, as described in section 3.2.6. of the license agreement.

6. Please explain to us why the $255,340,000 consideration paid to Parion differs from the $164,317,000 net assets attributable to noncontrolling interest. In addition, tell us how you attribute interests in Parion to noncontrolling interest.

You may contact Bonnie Baynes, Staff Accountant, at (202) 551-4924 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance